July 29, 2011
VIA EDGAR CORRESPONDENCE
Mr. James O’Connor
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: RidgeWorth Funds (“Registrant”) (File Nos. 033-45671, 811-06557)
Dear Mr. O’Connor:
     This letter responds to the comments on Post-Effective Amendment No. 83 to the Registrant’s registration statement on Form N-1A on behalf of the RidgeWorth Large Cap Core Growth Stock Fund (formerly Large Cap Core Equity Fund) (the “Fund”) filed on EDGAR on May 27, 2011, that were provided to me by telephone on Friday, July 8, 2011 by the Securities and Exchange Commission (the “Commission”).
1. Comment: Please delete “Collective Strength”, “Individual Insight” and “RidgeWorth Investments® is the trade name of RidgeWorth Capital Management, Inc.” from the cover of the prospectus.
     Response: The Registrant has made the change as requested.
2. Comment: Please delete the section entitled “About this Prospectus” from the Prospectus’ table of contents.
     Response: The Registrant has made the change as requested.
3. Comment: In the section entitled “Summary-Fee and Expenses of the Fund” of the Prospectus, the fee table has a line item for Acquired Fund Fees and Expenses. Does the Fund wish to add footnote permitted by Instruction 3(f)(vii) to Item 3 of Form N-1A?
     Response: The Fund does not have any Acquired Fund Fees and Expenses. The line item has been deleted.
4. Comment: In the section entitled “Summary-Principal Investment Strategies” of the Prospectus, please add “plus any borrowings for investment purposes” in the first sentence after net assets.
     Response: The Registrant has made the change as requested.

5. Comment: In the section entitled “Summary-Principal Investment Strategies” of the Prospectus, are there any other “equity securities” apart from American Depositary Receipts (“ADRs”) in which the Fund invests? List all the kinds of equity securities in which the Fund may invest. To what extent is the Fund currently invested in securities other than common stock and ADRs?
     Response: As stated in the Statement of Additional Information (the “SAI”), the Fund may invest in equity securities, which consist of common stocks, preferred stocks, warrants to acquire common stock, and securities convertible into common stock. The Fund currently invests solely in common stock.
6. Comment: In the section entitled “Summary-Principal Investment Strategies” of the Prospectus, to what extent is the Fund currently invested in foreign securities by means of ADRs? What is the limit on the Fund’s ability to invest in foreign securities?
     Response: The Fund does not currently invest in ADRs. The Fund invests at least 80% of its net assets in common stocks and other U.S.-traded equity securities of large cap companies. Therefore, the Fund may invest up to 20% in other types of securities, including foreign securities.
7. Comment: In the section entitled “Summary-Principal Investment Strategies” of the Prospectus, the Commission commented that the S&P 500 Index is not an appropriate benchmark for the Fund to use to define large cap. It is an Index that focuses on the large cap segment of the market based on how widely the shares are held, but does not make any representation that all of the securities included in the Index (even as of the rebalance date) are large cap securities. There are companies included in the Index that would barely be mid-cap — $1.59 billion. The Fund could be entirely within the range of the S&P 500 and be entirely in mid-cap stocks. Investors could be misled.
     Response: Standard & Poor’s defines the S&P 500® Index as “widely regarded as the best single gauge of the large cap U.S. equities market since the Index was first published in 1957”. The Index has over US$4.83 trillion benchmarked, with Index assets comprising approximately US$1.1 trillion of this total. The Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The Subadviser believes that the S&P 500 Index is a reasonable reference point for defining large-cap companies and considers large cap companies to be companies with market capitalizations similar to those of companies in the S&P 500 Index. Therefore, the Registrant will not be revising this disclosure.
8. Comment: In the section entitled “Summary-Principal Investment Strategies” of the Prospectus, disclose the weighted average market cap of the companies in which the Fund is currently invested.
     Response: As of June 30, 2011, the weighted average market capitalization range of the companies in which the Fund invests is $60.0 billion. The Registrant believes that including this information in the Prospectus, however, would be confusing to shareholders in light to existing disclosures concerning the S&P 500 Index market capitalization ranges and average Index market capitalizations already disclosed in the Prospectus.

9. Comment: In the section entitled “Summary-Principal Investment Strategies” of the Prospectus, state specifically the types of derivatives that the Fund will use and the degree to which they will be used. Be precise about the Fund’s degree of economic exposure. The Prospectus disclosure must conform to the instructions in the letter to the Investment Company Institute dated July 30, 2010.
     Response: The Fund does not have a principal investment strategy to invest in derivatives. The disclosure has been revised to delete references to derivatives.
10. Comment: In the section entitled “Summary-Principal Investment Risks” of the Prospectus, disclose that loss of money is a risk of investing in the Fund.
     Response: The Registrant has made the change as requested.
11. Comment: In the section entitled “Summary-Principal Investment Risks” of the Prospectus, there is a Smaller Company Risk. If small and mid-cap investing is a principal risk, there must be discussion of it in the principal strategies disclosure. Define small and mid cap in terms of market capitalization. The principal investment strategies must disclose the smallest size company in which the Fund can invest. What is the investment limit — other than 20% — in terms of the percentage of Fund assets that can be invested in small and mid cap stocks? To what extent is the Fund currently invested in small and mid cap companies?
     Response: The Fund does not have a principal investment strategy to invest in small- and mid-cap companies. The disclosure has been revised to delete references to smaller company risk.
12. Comment: The section entitled “Summary-Principal Investment Risks” of the Prospectus contains the following statement, “A Fund share is not a bank deposit and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” This statement, which is required by Item 4 (b)(iii) of Form N-1A, should be more prominent.
     Response: The Registrant has made the statement more prominent as requested.
13. Comment: In the third paragraph of the section entitled “Summary-Performance” of the Prospectus, the second sentence states “These returns reflect applicable sales charges and assume shareholders redeem all of their shares at the end of the period indicated.” The Commission notes that this statement is not permitted or required and should be deleted.
     Response: The Registrant has made the change as requested.
14. Comment: The third paragraph of the section entitled “Summary-Performance” of the Prospectus contains the following disclosure: “After-tax returns are calculated using the historical highest individual U.S. federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax deferred arrangements, such as 401(k) plans or individual retirement accounts (“IRAs”). After-tax returns are shown for only the I Shares. After-tax returns for other share classes will vary.” These five sentences should be moved so that they follow the average annual total return table pursuant to Item 4 of Form N-1A.

     Response: The Registrant has made the change as requested.
15. Comment: The last sentence in the section entitled “Summary-Performance” of the Prospectus states “Updated performance information is available by contacting the RidgeWorth Funds at 1-888-784-3863, or by visiting www.ridgeworth.com.” Please move this disclosure to the first paragraph in the section.
     Response: The Registrant has made the change as requested.
16. Comment: In the section entitled “More Information about Risk-Derivatives Risk” of the Prospectus, state specifically all of the derivatives in which the Fund intends to invest or which it will use for hedging. The Prospectus disclosure must conform to the instructions in the letter to Investment Company Institute dated July 30, 2010.
     Response: The Fund does not invest in derivatives as a principal investment strategy. Therefore, the disclosure has been revised to delete references to derivatives and derivatives risk.
17. Comment: In the section entitled “More Information about Risk-Derivatives Risk” of the Prospectus, clarify that derivatives have leveraging built in. Disclose the extent to which the Fund will leverage, including by borrowing from banks.
     Response: See the response to Question #16 above.
18. Comment: In the section entitled “More Information about Risk-Derivatives Risk” of the Prospectus, please explain the sentence “By setting aside assets equal only to its net obligations under certain derivative instruments, the Fund will have the ability to employ leverage to a greater extent than if it were required to segregate assets equal to the full notional value of such derivative instruments.” Does this statement refer to the exception from full notional segregation available for cash-settled derivative positions?
     Response: See the response to Question #16 above.
19. Comment: In the section entitled “More Information about Risk-Equity Risk” of the Prospectus, the disclosure states “Equity securities include public and privately issued equity securities, common and preferred stocks, warrants, rights to subscribe to common stock and convertible securities, as well as instruments that attempt to track the price movement of equity indices.” Please identify the instruments that attempt to track the price movement of equity indices. Are they ETNs or ETCs? Are these equity securities and not derivatives?
     Response: The Fund does not currently invest in instruments that attempt to track the price movement of equity indices. Therefore, the phrase “as well as instruments that attempt to track the price movement of equity indices” will be stricken from the sentence quoted in the question.
20. Comment: In the section entitled “More Information about Risk” of the Prospectus there is a risk for Restricted Securities. Does the Fund invest in any restricted securities?
     Response: Although the Fund currently does not invest in restricted securities, the Fund may invest in such securities as a non-principal investment strategy. The disclosure in the Prospectus regarding restricted securities has been deleted.

21. Comment: In the section entitled “More Information about Risk-Securities Lending Risk” of the Prospectus, please disclose that the Fund may give up voting rights. Please state that the Fund will receive all income from investing the collateral received with respect to securities lending. Please describe the board’s role in the Fund’s securities lending activities.
     Response: The Registrant has revised the disclosure as requested. With respect to the Board’s role in the Fund’s securities lending activities, the Registrant currently has disclosure of the Board’s role in the Fund’s SAI. The Registrant believes the disclosure in the SAI is the appropriate place to discuss the Board’s role.
22. Comment: In the section entitled “PURCHASING, SELLING AND EXCHANGING FUND SHARES-When Can You Purchase Shares? — A Shares, C Shares, and, I Shares” of the Prospectus, please clarify that the institutions and intermediaries referred to are the shareholders own brokers and not the Fund’s authorized agents.
     Response: The Registrant has made the change as requested.
23. Comment: In the section entitled “PURCHASING, SELLING AND EXCHANGING FUND SHARES-How the Funds Calculate NAV — A Shares, C Shares and I Shares” of the Prospectus, the disclosure states that the prices for many securities held by the Fund are provided by independent pricing services approved by the Board. Please clarify that the Board reviews and approves the methodology of the pricing service before hiring and periodically reviews the reliability of the prices obtained.
     Response: The sentence has been deleted.
24. Comment: In Investment Limitation No. 2 in the section entitled “Investment Limitations-Fundamental Policies” of the SAI, please clarify that Section 18(f)(1) coverage requirement is ongoing, as is described in the section entitled “Description of Permitted Investments-Borrowing” of the SAI.
     Response: The Registrant has made the change as requested.
25. Comment: In Investment Limitation No. 5 in the section entitled “Investment Limitations-Fundamental Policies” of the SAI, please change “25% of the Fund’s total assets” to “25% of the Fund’s net assets” and add “group of industries” to the end of the paragraph.
     Response: The Registrant has made the change as requested to add “or group of industries.” The Registrant believes that 25% of the Fund’s total assets allows the Fund greater investment flexibility than “net” assets. Therefore, the Registrant has not changed that disclosure.
26. Comment: In the section entitled “Trustees of the Trust-Members of the Board” of the SAI, the disclosure states: “The Trust has determined its leadership structure is appropriate given the specific characteristics and circumstances of the Trust. The Trust made this determination in consideration of, among other things, the amount of assets under management in the Trust, and the number of Fund (and classes of shares) overseen by the Board. The Board also believes that its leadership structure facilitates the orderly and efficient flow of information to the Independent Trustees from fund management.” The Commission noted that this is a conclusory statement and the “specific” characteristics or circumstances of the Fund’s leadership structure should be discussed.
     Response: The disclosure has been clarified.
27. Comment: In the section entitled “Trustees of the Trust- Board Committees” of the SAI, please disclose if there have been any legal proceedings pursuant to Item 401(f) of Regulation S-K.
     Response: There are no legal proceedings to report with respect to the Trustees. Therefore no disclosure is required in the SAI.
28. Comment: In the section entitled “Trustees of the Trust- Board Committees-Governance and Nominating Committee” of the SAI, please state whether the Governance and Nominating Committee has a formal diversity policy. Please state whether the Governance and Nominating Committee considers diversity.
     Response: The Trustees consider diversity factors in evaluating candidates for Independent Trustee. No formal diversity policy has been adopted by the Governance and Nominating Committee. Form N-1A does not require that such diversity policy be disclosed in the SAI, therefore, the Registrant will not include this statement in the SAI.
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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.
I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.
Sincerely,

/s/ Francine S. Hayes Francine S. Hayes

cc:	J. Short J. O’Donnell